UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, January 29, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference: Clarification of the Relevant Information Communication issued on January 25, 2018

Dear Sirs:

By means of this letter, we comply with the clarification of the Relevant Information Communication issued on January 25 of this year. In this document, the resignation of Mr. Rafael Venegas Vidaurre to the Risks, Compliance and Sustainability Committee was informed. It should be clarified that the reasons for the resignation of the chairmanship of the Risks, Compliance and Sustainability Committee by Mr. Rafael Venegas Vidaurre is strictly due to restrictions related to his medical condition. Given the importance and burden that this committee generates within the board of directors of Graña y Montero, Mr. Vennegas has requested to be relieved of his functions and remain as an active director of the company.

Sincerely,

___________________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: January 29, 2018